THE BERWYN FUNDS

April 21, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Berwyn Funds (the “Trust”)
File Nos. 33-14604; 811-04963

Ladies and Gentlemen:

Ms. Linda Stirling of the Commission’s staff recently contacted us by telephone to provide comments on Post-Effective Amendment No. 28 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on March 2, 2010.  The following are the comments provided by the Staff and the Trust’s response to each:

GENERAL COMMENTS

1.	Comment: Confirm that the Statement of Additional Information (“SAI”) includes disclosure required by the new governance and risk disclosure rules.

Response: Yes - the SAI contains disclosure addressing the new governance and risk disclosure rules.

2.	Comment: If you intend to use a summary prospectus, provide a draft of the legend required by Rule 498 of the Securities Act of 1933.

Response:  The Funds are not going to use the summary prospectus.

PROSPECTUS

Berwyn Fund

3.
Comment:  In the summary section of the prospectus, under the section “Principal Investment Strategies” remove the second paragraph, fourth paragraph and the first three sentences of the fifth paragraph.  The noted paragraphs can be included as part of your responses to Item 9 of the Form N-1A instructions.

Response: The noted sections have been removed from the summary section of the prospectus and/or incorporated into the Item 9 responses in the prospectus.

Berwyn Income Fund

4.
Comment:  Revise the Fund’s “Average Annual Total Returns for Periods Ended December 31, 2009” table by adding the following disclosure in a parenthetical following “ML HYMII” – (reflects no deduction for fees, expenses, or taxes)

Also, delete the last sentence in footnote 1.

Response: The parenthetical has been added and the last sentence of footnote 1 has been removed.

Berwyn Cornerstone Fund

5.
Comment:  Confirm that the Adviser’s contractual commitment to waive all or portion of its Management Fees in any fiscal year in order to limit Total Annual Fund Operating Expenses to 2.00% will remain in place at least one year from the date of the Registration Statement.

Response:  The Adviser confirms that this contractual commitment is indefinite and will remain in place as long as it serves as the investment adviser to the Fund.  Because the expense commitment is a provision of the advisory contract, the Adviser would be required to obtain shareholder approval if it wanted to change the terms of the expense arrangement.

6.	Comment: Clarify who can terminate the expense arrangement between the Advisor and the Fund.

Response: As disclosed in the prospectus:

This arrangement is part of the investment advisory contract between the Fund and the Advisor and as such the expense arrangement can only be amended by a vote of the shareholders of the Fund.  However, the investment advisory contract can be terminated by either the Fund or the Advisor upon not less than 60 days prior written notice to the other party.  Termination of the investment advisory contract by either party would terminate the expense arrangement.

7.
Comment:  In calculating the expense Example, the Fund is only permitted to reflect the fee waiver arrangement for the periods it is expected to continue.  Taking that into consideration you need to add the following parenthetical following the third sentence in the “Example” – “(taking into account the fee waiver for year one)”.

Response:  We do not agree with the Staff’s position on this matter.  We believe the Fund’s current arrangement is structured so that the Fund is permitted to calculate the Example for all periods using “Total Annual Fund Operating Expenses After Management Fee Waivers”.  Our position is based on several factors which we discuss below.  First, Item 3 of the N-1A instructions states, in part, that if a fund discloses a fee waiver arrangement it must disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue.  The key term is “expected” to continue.  The Advisor, in this situation, expects the fee waiver arrangement to extend beyond the maximum period covered by the Example.  The Advisor is not contemplating stepping down as Advisor to the Fund and the Board of Trustees has not indicated a desire to terminate the advisory contract.  A second important factor to consider is that by including the fee waiver arrangement in the advisory agreement, the only way this arrangement can be amended is if shareholders approve such amendment.  The Advisor does not anticipate asking the Board of Trustees and shareholders to approve an amendment to this arrangement.  Third, we believe it’s also important for the Staff to consider that, in our experience, all expense arrangements, involving an adviser and a fund, are contingent upon the adviser continuing to serve as investment adviser to the fund.  Assuming our experiences are consistent with the Staff’s experiences, we believe the Fund’s current arrangement provides as much protection to shareholders as any other arrangement in the industry.  In closing, we believe by calculating the Example for all periods using “Total Annual Fund Operating Expenses After Management Fee Waivers,” shareholders are being provided with accurate information and in accordance with the N-1A instructions.

8.	Comment: In the first paragraph of the “Principal Investment Strategies” section add information on the smallest capitalization company in the S&P MidCap 400 Index.

Response: A parenthetical has been added to the first paragraph that discloses the smallest capitalization company included in the S&P MidCap 400 Index.

9.
Comment:  In the summary section of the prospectus, under the section “Principal Investment Strategies” remove the third paragraph and the first three sentences of the fourth paragraph.  The noted paragraphs can be included as part of your responses to Item 9 of the Form N-1A instructions.

Response: The noted sections have been removed from the summary section of the prospectus and/or incorporated into the Item 9 responses in the prospectus.

10.	Comment: Revise the Fund’s “Average Annual Total Returns for Periods Ended December 31, 2009” table by adding the following disclosure in a parenthetical following “Standard & Poor’s 500 Index” –

“(reflects no deduction for fees, expenses, or taxes)”

Also, delete the last sentence in footnote 1.

Response: The parenthetical has been added and the last sentence of footnote 1 has been removed.

All Funds

11.
Comment:   In the sections “Fees and Expenses,” remove the parenthetical following “Acquired Fund Fees and Expenses” and move “Other Expenses” above “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table.

Response: The parenthetical has been removed for each Fund. Also, “Other Expenses” has been moved above “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table for each Fund.

12.
Comment:  In the “Management of the Fund” sections, remove the paragraph describing the “Investment Management Committee”.  The removed paragraph can be included as part of your Item 10 of the Form N-1A instructions response.

Response: The paragraph has been removed from each Fund’s summary section. The removed information is disclosed as part of the Item 10 response.

GENERAL

13.	Comment: Include a "Tandy" representation with respect to the Commission staff’s comments on the Trust's filing.

Response: The Trust has authorized me to acknowledge to you that:

(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact the undersigned at 513-587-3406.

Sincerely,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary

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